UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 11, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive
offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AngloGold Ashanti Holdings Finance plc Announces Redemption of All of Its Outstanding 3.50 Per Cent. Guaranteed Convertible Bonds Due 2014**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: ww.anglogoldashanti.com

News Release

11 November 2013

AngloGold Ashanti Holdings Finance plc

AngloGold Ashanti Holdings Finance plc Announces Redemption of All of Its Outstanding 3.50 Per Cent. Guaranteed Convertible Bonds Due 2014

Douglas, Isle of Man – AngloGold Ashanti Holdings Finance plc (the "Company") today announced the completion of the previously announced optional redemption of all of its outstanding 3.50 per cent. Guaranteed Convertible Bonds Due 2014 (CUSIP/ISIN Nos. 03512QAA5 / US03512QAA58 and G03791AA1/XS0430548056) (the "Bonds"). The Bonds were redeemed on 8 November 2013 at a redemption price equal to 100% of the principal amount of the Bonds plus accrued and unpaid interest up to but excluding the redemption date. The aggregate principal amount of the Bonds redeemed was $6,600,000. Pursuant to the terms of the trust deed governing the Bonds, the Bonds were cancelled upon redemption.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

CONTACT:

Media	Tel:	E-mail:
Chris Nthite Stewart	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Bailey General inquiries	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
		media@anglogoldashanti.com

Investors		
Andrea Maxey (Investors & Media)	+61 8 9425 4603/ +61 400 072 199	amaxey@anglogoldashanti.com.au
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
Africa) General inquiries		investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 11, 2013

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary